Exhibit 99.1
News Release
Titanium Asset Management Corp. Reports First Quarter 2009 Results
Milwaukee, WI, May 12, 2009 — Titanium Asset Management Corp. (AIM — TAM) today reported results for the first quarter of 2009.
Highlights are as follows:
•	Revenues were $4,896,000 for the first quarter of 2009, a 120% increase over the same period last year.

•	Managed and fee paying assets up from $8,379.4 million to $8,398.0 million.

•	AUM up marginally from $7,572.2 million to $7,573.2 million.

•	Net loss of $(1,541,000), or ($0.08) per diluted common share, compared to $4,000, or $0.00 per diluted common share, for the first quarter of 2008.
Commenting on the results, Nigel Wightman, Chairman and CEO of Titanium Asset Management Corp. said:
“After completing the acquisition of Boyd Watterson Asset Management, LLC at year end, our efforts have been focused on integrating the activities of our four acquired operating subsidiaries. During the first quarter, we completed the staffing and reorganization of our sales team to better position us to sell the full range of our strategies to our existing customers as well as to prospects.”
“During the first quarter of 2009, our assets under management were stable despite the challenging financial environment. We are encouraged by the strong pipeline of new business opportunities at the end of the quarter and by the general recovery in the financial markets since the end of the quarter.”
“We also continue to focus on the integration of operational and administrative functions and expect to achieve significant expense reductions over the balance of 2009.”
For further information please contact:

Titanium Asset Management Corp.
Nigel Wightman, Chairman and CEO	+44 20 7822 1881 or
+44 7789 277849

Seymour Pierce Ltd
Jonathan Wright	+44 20 7107 8000

Penrose Financial
Gay Collins/Elisha Vincent	+44 20 7756 7882 or
titanium@penrose.co.uk	+44 7798 626282
Titanium Asset Management Corp. Reports First Quarter 2009 Results
Milwaukee, WI, May 12, 2009 — Titanium Asset Management Corp. (AIM — TAM) today reported results for the first quarter of 2009.
The net loss for the first quarter of 2009 was $(1,541,000), or ($0.08) per diluted common share, compared to $4,000, or $0.00 per diluted common share, for the first quarter of 2008. Revenues were $4,896,000 for the first quarter of 2009, a 120% increase over the same period last year.

Assets Under Management
Our managed and fee paying assets were modestly higher for the quarter ended March 31, 2009, notwithstanding the continuing difficult economic and market environment:

	Managed	Distributed
	Assets	Assets
	(in millions)
Balance at December 31, 2008	$7,573.2	$806.2
Net assets won/lost	50.1	2.7
Market effect	(51.1)	16.9

Balance at March 31, 2009	$7,572.2	$825.8

Distributed assets are those assets managed by a hedge fund advisor on which we earn referral fees. Net assets won/lost are a combination of new and lost accounts plus additions and withdrawals from existing accounts. Market effect is a combination of the change in financial market plus the effect (positive or negative) of active management.
At March 31, 2009 managed and fee paying assets totaled $8,398.0 million.
During the quarter to March 31, 2009, 71% of our managed and fee paying assets with defined benchmarks outperformed their respective benchmarks.
Our assets under management by major investment strategy were as follows:

	March 31, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

U.S. fixed income	$6,795.0	89.7%	$6,674.8	88.2%
U.S. equity	758.5	10.0%	874.6	11.5%
International equity	18.7	0.3%	23.8	0.3%

Balance at end of period	$7,572.2	100.0%	$7,573.2	100.0%

Our assets under management by broad client type were substantially unchanged and were as follows:

	March 31, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

Institutional — Retirement plans	$3,498.9	46.2%	$3,633.3	48.0%
Institutional — Other	2,359.1	31.2%	2,197.3	29.0%
Retail — Broker/dealer accounts	968.9	12.8%	948.6	12.5%
Retail — Other	745.3	9.8%	794.0	10.5%

Balance at end of period	$7,572.2	100.0%	$7,573.2	100.0%

Operating Results
Our revenues increased as a result of the acquisitions of National Investment Services and Boyd Watterson Asset Management during 2008, offset in part by decreased revenues at our Wood Asset Management and Sovereign Holdings subsidiaries. Their decreases in revenues were primarily driven by the loss of customer accounts in 2008 and the impact of the decrease in equity values over the second half of 2008.
Our operating loss of $2,064,000 for the first quarter of 2009 was primarily the result of the decrease in revenues at Wood and Sovereign and significant professional fees incurred during the first quarter of 2009 associated with our annual audit and the preparation of our various annual reports. We continue to focus on the integration of operational and administrative functions and expect to achieve significant expense reductions over the balance of 2009.
During the first quarter of 2009, we also incurred a nonrecurring $381,000 loss related to our investment in the Plurima Titanium U.S. Equity Fund, to which we were serving as an investment advisor. In March 2009, our board of directors determined that additional investments from other parties were likely not to be forthcoming and as a result, they decided to commence actions to liquidate our investment in the commingled stock fund.
Titanium Asset Management Corp. is a multiproduct asset management company developed through the integration of four long established companies serving both institutional and retail clients. Titanium acquired Wood Asset Management, Inc. and Sovereign Holdings, LLC in October 2007, National Investment Services, Inc. in March 2008 and Boyd Watterson Asset Management, LLC in December 2008.

Forward-looking Statements
This press release contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of Titanium.
Any forward-looking statements made in this press release speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements. Additional factors that could influence Titanium’s financial results are included in its Securities and Exchange Commission filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
The Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009, is expected to be filed with the Securities and Exchange Commission on or before May 15, 2009. The report will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.ti-am.com.

Titanium Asset Management Corp.
Condensed Consolidated Balance Sheets

	March 31, 2009	December 31, 2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$8,212,000	$18,753,000
Securities available for sale	12,209,000	10,683,000
Accounts receivable	3,727,000	4,041,000
Other current assets	1,441,000	1,420,000

Total current assets	25,589,000	34,897,000

Securities available for sale	587,000	672,000
Property and equipment, net	501,000	456,000
Goodwill	32,731,000	32,757,000
Intangible assets, net	31,263,000	32,206,000
Deferred income taxes	4,883,000	4,202,000

Total assets	$95,554,000	$105,190,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$448,000	$663,000
Acquisition payments due	939,000	8,145,000
Other current liabilities	1,755,000	1,789,000

Total current liabilities	3,142,000	10,597,000

Acquisition payments due	960,000	1,889,000

Total liabilities	4,102,000	12,486,000

Commitments and contingencies
Stockholders’ equity
Common stock, $0.0001 par value; 54,000,000 shares authorized; 20,509,502 and 20,464,002 shares issued and outstanding at March 31, 2009 and December 31, 2008, respectively	2,000	2,000
Restricted common stock, $0.0001 par value; 720,000 shares authorized; 612,716 issued and outstanding at March 31, 2009 and December 31, 2008	—	—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Additional paid-in capital	99,560,000	99,462,000
Accumulated deficit	(8,138,000)	(6,597,000)
Other comprehensive income (loss)	28,000	(163,000)

Total stockholders’ equity	91,452,000	92,704,000

Total liabilities and stockholders’ equity	$95,554,000	$105,190,000

Titanium Asset Management Corp.
Condensed Consolidated Statement of Operations
(unaudited)

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2008

Fee income	$4,896,000	$2,220,000

Operating expenses:
Administrative	6,017,000	1,893,000
Amortization of intangible assets	943,000	809,000

Total operating expenses	6,960,000	2,702,000

Operating loss	(2,064,000)	(482,000)

Other income
Interest income	120,000	496,000
Interest expense	(14,000)	—
Recognized loss on investment in commingled fund	(381,000)	—

Income (loss) before taxes	(2,339,000)	14,000

Income tax expense (benefit)	(798,000)	10,000

Net income (loss)	$(1,541,000)	$4,000

Earnings (loss) per share
Basic	$(0.08)	$—
Diluted	$(0.08)	$—

Weighted average number of common shares outstanding:
Basic	20,546,491	20,451,501
Diluted	20,546,491	26,267,104

Titanium Asset Management Corp.
Condensed Consolidated Statement of Cash Flows
(unaudited)

	Three Months ended	Three Months ended
	March 31, 2009	March 31, 2008

Cash flows from operating activities
Net income (loss)	$(1,541,000)	$4,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	972,000	812,000
Noncash share compensation	98,000	—
Accretion of acquisition payments	10,000	—
Recognized loss on investment	381,000	—
Deferred income taxes	(798,000)	(59,000)
Changes in assets and liabilities:
Decrease in accounts receivable	403,000	82,000
Increase in other current assets	(24,000)	(256,000)
Decrease in accounts payable	(221,000)	(70,000)
Increase in other current liabilities	(63,000)	656,000

Net cash provided by (used in) operating activities	(783,000)	1,169,000

Cash flows from investing activities
Purchases of property and equipment	(93,000)	—
Cash and cash equivalents held in (released from) trust	—	55,587,000
Net purchases of short-term securities available for sale	(1,514,000)	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(6,000)	(31,226,000)

Net cash provided by (used in) investing activities	(1,613,000)	24,361,000

Cash flows from financing activities
Payment of deferred acquisition payments	(8,145,000)	—

Net increase (decrease) in cash and cash equivalents	(10,541,000)	25,530,000

Cash and cash equivalents:
Beginning	18,753,000	19,388,000

Ending	$8,212,000	$44,918,000

Supplemental disclosure of cash flow information
Income taxes paid	$—	$598,000

Supplemental disclosure of non-cash investing and financing activities
Paid-in capital attributed to common stock repurchase rights not executed	$—	$55,587,000
Payable for common stock repurchases	$—	$12,017,000
Payments due in connection with acquisitions	$—	$1,903,000